Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 17, 2008, with respect to the consolidated financial statements, schedule (which report expressed an unqualified opinion and contains an explanatory paragraph to the adoption of SFAS No. 123(R), Share Based Payment, as revised) and internal control over financial reporting included in the Annual Report of Energy Focus, Inc. on Form 10-K for the year ended December 31, 2007 which is incorporated by reference in this Registration Statement and Prospectus. We consent to the incorporation by reference in the Registration Statement and Prospectus of the aforementioned reports, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Cleveland, Ohio
May 27, 2008